

July 8, 2010

Gene Maher, President and Director
Northeast Island, Corp.
100 East Cook Avenue
Suite 101
Libertyville, IL 60048

> **Re:** **Northeast Island, Corp.**
> **Amendment No. 3 to Form 10**
> **Filed June 25, 2010**
> **Form 10-Q for the quarter ended April 30, 2010**
> **Filed June 15, 2010**
> **File No. 000-53903**

Dear Mr. Maher:

We have reviewed Amendment 3 to your Form 10 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarter ended April 30, 2010

Exhibit 31.1

1.   Please revise the certification to conform exactly to the language set forth in Item 601(b)(31) of Regulation S-K. Specifically, we note that you have added an additional paragraph [6] to your certification. We also note that your certification includes the introductory language referring to internal control over financial reporting in paragraph 4 and paragraph 4(b) despite the fact that you have not included, and are not required at this time to include, a management's report on internal control. Please revise your certification to remove paragraphs 6 and 4(b) as well as the introductory language

referring to internal control over financial reporting in paragraph 4. You are permitted to file an abbreviated amendment consisting of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Crittendon at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney/Advisor

cc: Joseph Lucosky, Esq.
       via facsimile (732) 577-1188